SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Message from the Management

Invitation

Notice of Meeting

Subjects to be deliberated in the AGM

1.    Management Report, Financial Statements and Fiscal Council, related to the year 2011.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of members of the Board of Directors, one of them will be elected as Chairman

4.    Election of members of the Fiscal Council and respective deputies

5.    Compensation of the members of the Board of Directors, Fiscal Council and Executive Management.

(Attachment I –Information Provided for in Item 13 of the Reference Form, in compliance with Art. 12 of CVM (Securities and Exchange Commission) Instruction No. 481/09)

2

Message from the Management

Eletrobras reaches the end of 2011 consolidating its strategic role in the Brazilian electric sector and strengthened to achieve its goal as world leader in clean energy by 2020. Greater strategic integration and operational synergy between the parent company and its subsidiaries, governance and business management improvement, transparency and value adding through risk mitigation in various businesses, a more efficient organizational structure, expressive volume of projects, in expansion and revitalization of the existing system, and a significant presence in the generation and transmission auctions were some achievements, resulting from the efforts of our more than 28,000 employees throughout 2011. Pursuit of our ideals is our pride and satisfaction, but we can also celebrate the recognition of our efforts by society, and by several specialized agencies, who vouch to our commitment to sustainability and growth.

Our accomplishments reflect a careful strategic planning and key adjustments to our governance and corporate management. Eletrobras launched its strategic business plan 2011-2015 – basis for drawing up the business plan of each subsidiary and Goals and Business Performance Contract (CMDE in Portuguese), between the parent company and its subsidiaries. The follow-up of this set of goals is an important management tool that allows the definition of actions which will allow for eventual corrections of direction and an objective evaluation of Directors’, Managers’ and employees’ performance, which will be the basis for establishing the participation in profit and business results.

We re-planned the holding structure by business units, restructured the research and development area and created committees to support the Board of Directors’ decisions, ensuring greater integration and reliability in our actions.

The 2011 profit reached R$ 3.73 billion, 66% higher than in 2010, strongly influenced by the exchange rate, and also by improvement operational efficiency

In generation, we raised our capacity to 41.621 MW, with the incorporation of 193 MW in 2011. We are building, through business investments and SPEs, approximately 22.524 MW, highlighting the hydroelectric power plants of Belo Monte, Jirau, Santo Antonio and Teles Pires, the Angra III nuclear plant and several wind farms. In inventory and feasibility studies, we are developing 21.942 MW, with special emphasis to the Complex  of Tapajós.

In transmission, we incorporated to our assets 527 km of lines and 3.576 MVA in substations, reaching a total length of 56.179 km and 195.486 MVA. Currently, we participate in the construction of 6.640 km of lines and 33.150 MVA in substations, also through corporate investments and SPEs.

In distribution, we added 186.711 consumers to our clients and increased our distribution networks, in more 27.156 km, now servicing 3,5 million consumers and a total of 187.256 km of distribution networks.

We invested approximately $10 billion, the company's record investment in absolute value and in achievement in relation to the approved budget. These investments include the above mentioned expansion program, as well as the revitalization works of the existing system, which were planned from a complete diagnosis conducted in the first four months of the year.

We continued with the internationalization project with an expanded portfolio of projects and negotiations of a series of agreements. We participated actively in the auction of share participation of the Portuguese Government in EDP, with a very well drafted proposal, consistent with the focus on added value to our shareholders by our competent staff. Despite not having been victorious, we had a great learning.

In relation to the Government sector programs we continued with  Procel, achieving an energy saving equivalent to a 1,606 MW plant, and with Luz para Todos and Proinfa Programs.

3

In the largest transaction ever undertaken by Eletrobras in the bond market, we issued a US$ 1.75 billion bond, which confirms our entrepreneurial strength. Our brand, recently transformed, was valued at US$ 2.5 billion and is among the most valuable of the country. We were also listed for the fifth consecutive time in the corporate sustainability index of the São Paulo Stock Exchange (Bovespa - ISE).

We ended 2011 with a sense of accomplishment, and knowing that we are ready to meet the challenges of 2012, the year of our fiftieth anniversary. To our longstanding partners – employees, shareholders, suppliers and the Brazilian society as a whole – we invite you to celebrate and build with us one more year of great accomplishments.

José da Costa Carvalho Neto

CEO

4

Invitation

Date: May 18, 2012

Time: 2:00 p.m.

Venue: Company’s Headquarters, Setor Comercial Norte [Northern Business Sector], Quadra 04, Bloco “B”, No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – DF

Subjects:

Annual General Meeting

1.    Management Report, Financial Statements and Fiscal Council, related to the year 2011.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of members of the Board of Directors, one of which will be elected Chairman

4.    Election of members of the Fiscal Council and respective deputies

5.    Compensation of the members of the Board of Directors, Fiscal Council and Executive Management.

(Attachment I –Information Provided for in Item 13 of the Reference Form, in compliance with Art. 12 of CVM (Brazilian Securities and Exchange Commission) Instruction No. 481/09)

5

Notice of Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Publicly-held company)

Brazilian Registry of Legal Entities (CNPJ/MF) No. 00001180/0001-26

NOTICE OF MEETING

52nd Annual General Meeting

Rectify the notice published on 17, 18 and April 19, 2012, respectively, and the shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras – are hereby invited to attend the Annual General Meeting to be held at the Company’s Headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on May 18th, 2012, at 2:00 p.m., in order to deliberate on the following Agenda:

1.    Management Report, Financial Statements and Fiscal Council, related to the year 2011.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of members of the Board of Directors, one of which will be elected Chairman

4.    Election of members of the Fiscal Council and respective deputies

5.    Compensation of the members of the Board of Directors, Fiscal Council and Executive Management.

 (Attachment I –Information Provided for in Item 13 of the Reference Form, in compliance with Art. 12 of CVM (Brazilian Securities and Exchange Commission) Instruction No. 481/09)

In compliance with Instruction No. 165, of 12.11.91, of the Brazilian Securities and Exchange Commission, the minimum percentage of participation in the voting Capital needed for the request of the multiple vote adoption will be 5% (five percent).

In order to attend this Meeting (5th Art., caput, of CVM Instruction No. 481, of 12.17.2009), the shareholder or his/her legal representative must submit the following documents:

•         Photo Identification Card;

•         Certified copy of the updated By-laws, if a corporation;

•         Original document or certified copy of proxy granted by the shareholder; and

•       Original document of the share status statement provided by the depository institution or custodian, with the identification of his/her condition as shareholder.   Documents mentioned above must be submitted by May 16, 2011, to the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th andar [floor], in the City of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m.

All documents related to the subjects to be deliberated in the Annual General Meeting, under the terms of Art. 135, 3rd paragraph of Act No. 6.404/76 and Art. 11 of CVM Instruction No. 481, edited on 12.17.2009, are available at the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ and in the web pages of the Company (htpp://www.eletrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission – CVM (htpp://www.cvm.gov.br).

Rio de Janeiro, May 2nd, 2012.

MÁRCIO PEREIRA ZIMMERMANN

Chairman of the Board of Directors

6

Annual General Meeting

INFORMATION TO SHAREHOLDERS

ITEM I

Management’S Report, FINANCIAL Statements and Fiscal Council Opinion, reLATED TO the year 2011.

Dear Shareholders,

The Management’s Report, the Financial Statements and the Fiscal Council Opinion, related to the year 2011, are available at the company’s website, at:

www.eletrobras.com.br/elb/ri

Rio de Janeiro, April 16, 2012.

José da Costa Carvalho Neto

CEO

7

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM II

APPROPRIATION OF NET PROFIT FOR THE YEAR AND DISTRIBUTION OF COMPENSATION TO SHAREHOLDERS

Dear Shareholders,

The Eletrobras’ financial statements, related to the year ended December 31, 2011, present a net profit of R$ 3,732,565 billion.

Therefore, in order to determine the dividend proposed, the following aspects were taken into consideration:

Based on Act. 6.404/76, amended by Acts 9.457, of 05.05.1997, and 10.303, of 10.31.2001, and on the Eletrobras’ By-laws, in its 8th art., the 1st and 2nd paragraphs establish that the minimum dividend attributable to “A” and “B” preferred shares corresponds to 8% and 6%, respectively, calculated over the part of the capital represented by such share type, which is equivalent, in 2011, to R$ 2,17 and R$ 1,63 per share, respectively. Common shares a minimum dividend of R$ 1,23 calculated on the part of the capital represented by this kind of action was calculated.

Rio de Janeiro, April 16, 2012.

José da Costa Carvalho Neto

President

8

ATTACHMENT I

APPROPRIATION OF THE NET PROFIT

 (ATTACHMENT 9-1-II OF CVM INSTRUCTION 481/09)

1 – Inform the net profit for the year

Ações

R$ 3,732,565 billion

2 – Inform  the global amount and the amount per share of dividends, including advance dividends and interests on equity that has already been declared.

Shares	Amount per share	Amount in R$ thousand
Common	1.23177916246	1,339,006
“A” Preferred	2.17825658141	320
“B” Preferred	1.63369244005	433,642
Total		1,772,968

3 – Inform the percentage of the distributed net profit for the year.

Amount in R$ thousand
(a) Base of Profit for dividend determination	3,545,936
(b) Dividends and Interest on equity	1,772,968
Percentage of the base of profit for the year	50%

9

4 – Inform the global amount and the amount per share of dividends that were distributed based on profit of previous years.

i-              Balance of the Retained Dividends (2nd installment):

The 2nd installment of the retained dividends that have not been distributed, related to the years 1979 to 1984, 1989, 1996 and 1998, respectively, was paid on 06/15/2011, to shareholders registered on the base date of 01/29/2010, and also with the quantities of shares outstanding on that date, adjusted for Selic, according to the table below:

Shares	Qty on 29/01/2010	Amount per share	Amount in R$ thousand
Common	905.023.527	3,254447738	2.945.352
“A” Preferred	146.920	4,137993895	608
“B” Preferred	227.186.643	0,052247268	11.870
Total	1.132.357.090	---	2.957.830

5 – Inform, except advance dividends and interests on equity already declared:

a)     The gross amount of dividend and interests on equity, separately, per share of each type and class.

Shares	Quantity on 12/31/2011	Amount per share	Amount in R$ thousand
Common	1.087.050.297	1,23177916246	1.339.006
“A” Preferred	146.920	2,17825658141	320
“B” Preferred	265.436.883	1,63369244005	433.642
Total	1.352.634.100		1.772.968

b)     Form and term of payment of dividends and interests on equity.

The compensation to Eletrobras shareholders in the form of Interest on equity, for fiscal year 2011 will be 50% of adjusted net income under Act 6.404/1976. The effective payment date of such compensation will be deliberated by the Annual General Meeting, to be held on 05/17/2012, where the Accounting Statements and the proposal for appropriation of the results of that year will be established.

c) Eventual incurrence of update and interest on dividends and interest on equity.

Compensation will be updated based on SELIC (Special Settlement and Custody System) rate, established by Banco Central do Brasil (Brazilian Central Bank), under the terms of Decree 2.673, of July 16, 1998, which regulates the payment, by federal state-owned companies, of dividends or interest on equity.  The update incurs from December 31st, 2011 up to the effective payment date.

d) Date of the statement of payment of dividends and interest on equity, which is considered for identifying the shareholders that will be entitled to the compensation.

The individuals and legal entities that compose the shareholders’ framework of Eletrobras on 05/17/2012 will be entitled to the compensation, which will be probably paid by 06/30/2012.

10

6 – If there was any statement of dividends or interest on equity based on profits assessed in half-year financial statements or in shorter periods.

a) Inform the amount of dividends or interests on equity that have already been declared.

Not applicable

b Inform the date of the respective payments.

Not applicable

7 – Present comparative table indicating the following amounts per share of each type and class.

a)    Net profit for the year and for the 3 (three) previous years

	Period
	2011	2010	2009	2008
Profit per share	2,76	1,99	0,80	5,42

b)    Dividend and interest on equity distributed in the 3 (three) previous years

See table below: Amounts in R$ thousand

	2010	2009	2008
Dividends and JCP per share - ON	753.201	370.755	1.343.855
Dividends and JCP per share - PNA	319	319	319
Dividends and JCP per share - PNB	370.436	370.435	371.080

8 – If there is any appropriation of profits to the legal reserve

a)    Identify the amount appropriated to the legal reserve

R$ 186,628,00 thousand

b)    Detail the calculation method for legal reserve

Description	R$ thousand
Net Profit Year-End:	3.732.565
Legal Reserve (5%):	186.628

9 – If the company has preferred shares with rights to fixed or minimum dividends.

a)    Describe the calculation method for fixed or minimum dividends

Pursuant to Eletrobras’ By-laws:

8th Art. Preferred shares cannot be converted into common shares and they will have priority in the capital reimbursement and dividends distribution.

1st paragraph – Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and the ones arising from bonus attributed to them will have priority in the distribution of dividends, incurred at 8% (eight percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

11

2nd paragraph – Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at 6% (six percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

3rd paragraph – Preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, as long as the lowest of the minimum dividends, provided for in the 1st and 2nd paragraphs, in accordance with provision included in the 4th paragraph, is guaranteed to them.

4th paragraph – The right to receive dividends, for each share, at least ten percent higher than the amount attributed to each common share, will be guaranteed to preferred shares.

b) Inform if the profit for the year is enough to pay in full fixed or minimum dividends.

The dividend proposal in the interest on equity form related to 2011, which will be submitted by the Eletrobras’ Management to shareholders’ approval at the Annual General Meeting to be held on May 18, 2012, in the amount of R$ 1.772.968 thousand, meets the rights granted, in an statutory manner, to preferred shares (8th article).

c) Identify if eventual installment unpaid is cumulative.

Not applicable.

d) Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares.

Em R$ mil
PNA shares global amount	320
PNB shares global amount	433.643

e) Identify the fixed or minimum dividends to be paid per preferred share of each class.

Em R$
Fixed or minimum dividends per PNA share	2,18
Fixed or minimum dividends per PNB share	1,63

10 – Regarding compulsory dividend.

a) Describe the calculation method provided for in By-laws.

Shareholders will be entitled, each year, to dividends and/or interest on equity, which cannot be lower than 25% (twenty five percent) of the net profit adjusted, according to Act 6.404/1976, apportioned by the shares in which the Company’s capital will be divided.

Pursuant to Eletrobras’ By-laws:

8th Art. Preferred shares cannot be converted into common shares and they will have priority in the capital reimbursement and dividends distribution.

1st paragraph – Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and the ones arising from bonus attributed to them will have priority in the distribution of dividends incurred at 8% (eight percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

12

2nd paragraph – Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at 6% (six percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

3rd paragraph – Preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, as long as the lowest of the minimum dividends, provided for in the 1st and 2nd paragraphs, in accordance with provision included in the 4th paragraph, is guaranteed to them.

4th paragraph – The right to receive dividend, per share, at least ten percent higher than the amount attributed to each common share, will be guaranteed to preferred shares.

b)    Inform if it is being paid in full.

Yes and they are equivalent to 50% of the net profit.

c)    Inform the amount eventually retained.

No retention.

11 – If the compulsory dividend is retained due to the financial status of the company.

Not applicable.

12 – If the result is appropriated to the contingencies reserve.

Not applicable.

13 – If the result is appropriated to the reserve of profits to be realized.

Not applicable.

14 – If the result is appropriated to statutory reserves

a)    Describe the statutory clauses that establish the reserve.

According to Eletrobras By-laws

Art. 46 - The General Assembly will appropriate, in addition to the legal reserve, based on the net profits of the year:

I – one per cent as a reserve for studies and projects, towards the execution of studies and technical-economic evaluation projects in the electric energy sector, whose cumulative balance cannot exceed two percent of the integralized capital stock; and

II – fifty per cent, as a reserve for investments aimed at the application in investments of the  public service concessionaires of electric energy, whose cumulative balance cannot exceed seventy-five per cent of the integralized capital stock.

b)    Identify the amount appropriated to the reserves.

13

c)    Describe how the amount was computed.

Description	R$
Year-End Net Profit	3.732.564.553,94
Legal Reserve (5%):	186.628.227,70
Reserve for Studies and Projects (1%):	37.325.645,54
Reserve for Investments (50%):	1.866.282.276,97
Total:	2.090.236.150,21

There was no appropriation of result to statutory reserves

15 – If there was profit retention estimated in capital budget.

a)    identify the retention amount.

There was no profit retention estimated in the capital budget.

b)    submit copy of the budget.

There was no budget capital.

16 – If the result is appropriated to the tax incentives reserve.

a) Inform the amount appropriated to the reserve.

Not applicable.

b) Explain the appropriation nature.

Not applicable.

14

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM III

ELECTION OF THE BOARD OF DIRECTORS’ CHAIRMAN AND MEMBERS

Dear Shareholders,

The election of the Board of Directors’ Chairman and Members, pursuant to provision set forth in the Company’s By-laws, will be approved during the Annual General Meeting.

The controlling shareholder indicates the following names for the Board of Directors’ composition: Márcio Pereira Zimmermann, José da Costa Carvalho Neto, José Antônio Corrêa Coimbra, Wagner Bittencourt de Oliveira, Beto Ferreira Martins Vasconcelos, Lindemberg de Lima Bezerra, Virginia Parente de Barros e Maurício Muniz Barretto de Carvalho.

To meet what is determined in law nº 12,353 12/29/2010, Ordinance 026/2011 from Ministry of Planning and Budget and Eletrobras’ By-laws, Eletrobras employees elected,  as their representative on the Board of Directors, Thadeu Figueiredo Rocha.

Rio de Janeiro, April 16, 2012.

José da Costa Carvalho Neto

CEO

15

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM IV

ELECTION OF THE FISCAL COUNCIL MEMBERS AND RESPECTIVE DEPUTIES

Dear Shareholders,

The election of the Fiscal Council members and respective deputies, pursuant to provision set forth in the Company’s By-laws, will be approved during the Annual General Meeting.

The controlling shareholder indicates the following names for the Tax Board’s composition and respective deputies: Danilo de Jesus Vieira Furtado (member), Jarbas Raimundo de Aldano Matos (member), Charles Carvalho Guedes (member), Jairez Eloi de Sousa Paulista (deputy), Leila Przytyk (deputy), Ricardo de Paula Monteiro (deputy).

Rio de Janeiro, April, 16, 2012.

José da Costa Carvalho Neto

CEO

16

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM V

COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, FISCAL COUNCIL AND EXECUTIVE MANAGEMENT.

Dear Shareholders,

Eletrobras is providing a forecast of the compenation of directors and members of the Fiscal Council for the current fiscal year.

The compensation of the members of the Board of Directors, Fiscal Council and Executive Management, under the terms of Decree No. 3.255, of November 19, 1999, will be presented at the Annual General Meeting.

As follows, the attachment I concerning the company's directors ' compensation in recent fiscal years and the estimate mentioned above for the current fiscal year, according to item 13 of the Reference Form (Article 12 of CVM Instruction 481).

Rio de Janeiro, April 16, 2012.

Jose da Costa Carvalho Neto

CEO

17

ATTACHMENT I

MANAGEMENT’S COMMENT ON THE COMPANY’S FINANCIAL STATUS IN COMPLIANCE WITH ART. 9TH OF CVM INSTRUCTION No. 481/09

10 - OFFICERS’ COMMENTS

10.1 - OFFICERS SHOULD COMMENT ON:

a. general financial and equity conditions

The Board of Directors believes that Eletrobras presents financial and assets conditions sufficient to implement its business plan and meet its short and medium term obligations. The Eletrobras current working capital is sufficient for current cash requirements.

Among the examples of a comfortable financial and asset position of Eletrobras, we point out:

▪   Growing and consistent income generation. As of 2011, Eletrobras had net income of R$ 3,733 million, equivalent to R$ 2,76 per share. In the same period of 2010, Eletrobras earned R$ 2,248 million, equivalent to R$ 1,99 per share, representing an increase of 66% on your annual result, and

▪   Consistent operating cash generation. Eletrobras EBITDA for the years 2011 and 2010 was R$ R$ 6.999 million and R$ 6.004 million, respectively;

▪   The Administration believes that the company has an adequate capital structure to meet its operations and a comfortable level of financial leverage.

▪   Eletrobras ended 2011 with a net debt of approximately R$ 25,803 million, resulting from its total indebtedness of R$ 42,414 million and its cash balance, cash equivalents and securities of R$ 16,611 million. The Eletrobras long-term debt, corresponding to 97% of the total indebtedness of the company, and the level of leverage of 25%, are compatible with the expected cash flow generation, which gives the Company liquidity and operational flexibility.

▪   Eletrobras’ equity at year-end 2011, was R$ 77,202 million with a positive increase of 9% compared to the 2010 year-end.

18

b. capital structure and possibility of redeeming shares or quotas, indicating: redemption hypotheses, formula for computing the redemption value

The company’s capital stock structure on 12/31/2011 is described in the table below:

Shareholders 12/31/2011	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Federal Governament	552.968.382	50,87%	-	-	2.252	0,00%	552.970.634	40,89%
BNDESPAR	180.757.951	16,63%	-	-	18.691.102	7,04%	199.449.053	14,75%
BNDES	76.338.832	7,02%	-	-	18.262.671	6,88%	94.601.503	6,99%
JP Morgan Chase Bank (ADR’s)	75.072.329	6,91%	-	-	40.326.860	15,19%	115.399.189	8,54%
National Development Fund–FND*	45.621.589	4,20%	-	-	-	-	45.621.589	3,38%
Caixa Econômica Federal - CEF	8.701.564	0,80%	-	-	-	-	8.701.564	0,64%
Housing Guarantee Fund–FHAB*	1.000.000	0,09%	-	-	-	-	1.000.000	0,07%
Investment Guarantee Fund–FGI*	-	-	-	-	8.750.000	3,30%	8.750.000	0,65%
Operation Guarantee Fund–FGO*	-	-	-	-	468.600	-	468.600	0,03%
Paola Penotti Chiappa	-	-	22.800	15,52%	-	-	22.800	0,00%
Giovanni Chiappa	-	-	9.113	6,20%	-	-	9.113	0,00%
Skagen K. T. Verdipapirfond***	-	-	-	-	27.493.563	10,36%	27.493.563	2,03%
Victor Adler	-	-	8.300	5,65%	-	-	8.300	0,00%
Others	146.589.650	13,49%	106.707	72,63%	151.441.835	57,05%	298.138.192	22,03%
Total	1.087.050.297	100%	146.920	100%	265.436.883	100%	1.352.634.100	100%

* Funds in which the Federal Government participates

** Depositary bank for ADRs issued by Eletrobras.

*** Funds headquartered abroad which have not disclosed its participants’ names.

i.              redemption hypotheses

There are no hypotheses of redemption of the shares issued by the Company besides those legally provided.

19

ii.            redemption formula

Legal and statutory requirements:

The Eletrobras By-laws, Article 14, provides for the redemption of shares of one or more classes by a resolution of the Extraordinary General Assembly, regardless of approval of Shareholders in Special Assembly of affected shareholders, of each type and class. Except for the above mentioned statutory provision, there is no chance of redemption of shares issued by Eletrobras, then those provided by law.

c. payment capability regarding financial commitments undertaken

Consistent with other companies of the sector, the Company monitors its commitments based on its leverage ratio. Such ratio corresponds to the net debt divided by the total capital. The net debt, in turn, corresponds to the total loans (including short- and long-term loans, as stated in the consolidated balance sheet), deducted from the cash and cash equivalents amount. The total capital is assessed through the sum of the shareholders’ equity, as stated in the consolidated balance sheet, with the net debt.

In 2011, the Company's strategy, which was unchanged as compared to 2010, was to keep the financial leverage index at approximately 25%.

The financial leverage ratios at December 31, 2011 and 2010 can be summarized as follows:

R$	12/31/2011	12/31/2010
Total Loans	18.294.278	13.705.726
(-) Cash and Cash Equivalents	1.396.729	5.598.702
Net Debt	16.897.549	8.107.024
(+) Total of Shareholders’ Equity	76.843.509	70.304.114
Total Capital	93.741.058	78.411.138

Following is the table that shows the parent company Eletrobras’ debt segregated into short- and long-term, in R$ thousands:

12.31.2011 R$ thousand
	Current Charges		Main
	Avg Rate	Amount	Current	Non-Current
Foreign currency
Financial Institutions
BID	4,16%	2.400	34.901	191.957
CAF	2,29%	11.763	165.997	2.012.817
KFW	3,86%	39	23.116	32.631
Dresdner Bank	6,25%	41	23.385
Eximbank	2,15%	1.635	53.362	293.487
BNP Paribas	1,48%	269	64.962	611.709
Other		167	1.895	10.476

Bonds
Dresdner Bank	7,75%	4.292		562.740
Santander		36.845		3.282.650
Credit Suisse	6,87%			1.875.800
Local Currency
RGR				8.931.891

Total	120.501		367.618	8.874.267

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	US$	EURO	YEN
Parent Company	95%	1%	4%

Loans and funding are subject to charges, with an average rate in 2011 of 4.87%.

d. sources of funding for working capital and investments in non-current assets

The main sources of funding for working capital and investment in Eletrobras non-current assets are (i) its own operating cash flow generation, (ii) loans received from a variety of national and international sources, including the RGR Fund, BNDES and international agencies and (iii) resources arising from various applications with Bank of Brazil S.A., since Eletrobras is obliged by domestic law to deposit in this Bank its surplus cash.

The products of funding granted to Eletrobras have been used, in general, for working capital and to finance the expansion of its systems of generation, transmission and distribution of electric energy.

e. sources of funding for working capital and investments in non-current assets that it intends to use to cover liquidity deficiency

The Directors believe that the Eletrobras operating cash generation is sufficient to fulfill the working capital and liabilities obligations. If the Eletrobras directors understand that there is a need to take out loans to finance working capital obligations and liabilities of Eletrobras, they believe that the company has an immediate funding capacity.

If there is a need to make investments in non-current assets, Eletrobras may obtain funding from BNDES, multilateral agencies such as the IDB, World Bank, CAF and JBIC, in addition to conducting transactions with financial institutions, mainly in the A/B Loan form and/or issue bonds in the international financial market.

The term of financing, loans or securities that may be issued, will be compatible with the Eletrobras construction schedule of the generation and transmission of electric power, in the same way that the cost must be suitable to project cash flow, considering the competition features of concession auctions in energy generation and transmission.

f. indebtedness levels and characteristics of those debts, also describing:

i.              relevant loan and funding agreements

The company has signed loans with multilateral agencies such as the IDB, World Bank, JBIC, KFW and EXIMBANK/JBIC where there is government guarantee. These contracts follow the standard clauses applicable to contracts with multilateral agencies, which are usually agreed upon in negotiations with that type of institution. In 2011 we negotiated a contract with the World Bank for $ 495,000, intended for investments in the Eletrobras distribution companies, aimed at reducing the level of losses.

In the A/B Loan form contracts, syndicated loans with CAF and commercial banks, the company has clauses prevailing in the market, amongst which, the existence of corporate guarantees, amendment of corporate control, compliance to licenses and permits and the limitation to significant sales of assets. Still, in accordance with market practices there are two financing agreements coordinated by BNP and CDB (China Development Bank).

In addition to the bonds issued in 2005 with former Dresdner and with Credit Suisse in 2009, Eletrobras obtained funding by issuing a US$ 1,750,000 bond in a joint transaction of Santander and Credit Suisse, in October 2011. The funding obtained in the international market is aimed at Partnership Investment Program.

21

ii.            other long-term relationships with financial institutions

There is not

iii.           degree of subordination between the debts

There is not

iv.           any restrictions imposed to the issuer, in particular with regard to limitation of indebtedness and new debts, to the distribution of dividends, to the disposal of assets, to the issuance of new securities and disposal of corporate control.

There are none.

g. use limits of funds already contracted

Not applicable to contracts entered into by Eletrobras

h. significant changes in each financial statement item

There is no significant change

10.2 - MANAGEMENT’S COMMENTS ON:

a)   income from the issuer's operations, in particular:

i.              description of any important components of the revenue

The parent company revenue is composed of the ITAIPU energy trading, and although presented in a highlighted line, there is also the result from equity investments.

ii.            factors that substantially affected operating result

The exchange rate effect was positive for the Parent Company result.

b)   Variation of the revenues attributable to prices changes, exchange rates, inflation, volumes changes and new products and services introduction

As explained previously, the exchange rate effect favorably impacted the company's result.

c)    impact of inflation, variation of prices of the main inputs and products, exchange and interest rate on the operating result and financial income of the issuer

The favorable exchange rate impacted the receivables of the company in a positive way and increased the financial result.

22

10.3 THE OFFICERS SHOULD COMMENT ON THE RELEVANT EFFECTS THAT THE FOLLOWING EVENTS HAVE CAUSED OR ARE EXPECTED TO CAUSE IN THE FINANCIAL STATEMENTS OF THE ISSUER

a)   introduction or disposal of operating segment

Not applicable.

b)   constitution, acquisition or disposal of equity interest

There were none

c)    unusual events or operations

There were no unusual events or operations

10.4.   OFFICERS’ COMMENTS ON: a) significant changes in accounting practices; b) significant effects of the changes in accounting practices; c) qualification and emphasis in auditor opinion

a)   significant changes in accounting practices:

There were no significant changes in accounting practices.

b)   significant effects of the changes in accounting practices

There were no significant changes

c)    qualifications and emphases present in the auditor's opinion

There are no qualifications in auditor opinion

There are 2 (two) emphases

1- Related to the continuity of the distribution companies

2- Related to the use of equity method.

10.5 CRITICAL ACCOUNTING POLICIES ADOPTED BY THE COMPANY (including accounting estimates performed by the management regarding uncertain matters and matters relevant to the description of the financial status and status of the results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, adjustments of translation into foreign currency, environmental recovery costs, criteria for asset and financial instrument impairment tests):

Concerning accounting estimates Considered as most critical, the company and subsidiary administrators form their judgments about future events, variables and assumptions, as follows:

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I)                  Deferred Fiscal Asset – the method for accounting IRPJ and CSLL liability is applied to the deferred IRPJ and CSLL from temporary differences between the accounting value of assets and liabilities and their respective fiscal values and for compensation of fiscal losses and negative bases of accrued CSSL. Deferred fiscal assets and liabilities are calculated and recognized using the tax rate applicable to taxable income in the years in which these temporary differences are carried out. Future taxable income may be higher or lower than the estimates considered by the Administration when the decision is taken whether to register the amount of the deferred tax asset.

II)                 Provision for reduction of the long-term assets recoverable value – the Administration of the Company and its subsidiaries use variables and assumptions in tests to determine the long-term asset recovery and impairment recognition when needed. In this practice judgments are made based on historical experience of asset management, set of assets or cash-generating unit which may not occur in the future, including the estimated economic useful life, which represents practices determined by ANEEL applicable on assets linked to concessions, which may vary due to the periodic review of the period of the economic useful life of assets.  Several uncertain events also impact the determination of the variables and assumptions used by the Administration in determining the discounted future cash flows, for the purposes of recognition of the recoverable value of long-term assets. Among these events we can highlight the maintenance of electric power consumption levels, growth rate of the nation’s economic activity, availability of water resources, besides the end of concession periods concerning the subsidiary companies, in particular those regarding the value of their reversal at the end of the concession period. At this point, the Administration has adopted the assumption of compensation, stated in contracts, when applicable, by the existing residual book value at the end of the concession term of generation, transmission and distribution of electric power.

III)             Provision for asset demobilization - The Company recognizes provisions for obligations with assets demobilization concerning its thermonuclear power plants. In order to determine the provision value, assumptions and estimates are made in relation to discount rates, the expected cost for demobilization and removal of the entire plant site and during the expected period of cost incurrence.

IV)              Base for determination of indemnification by the government of concession services - The Company adopts the assumption that the assets revert to the government at the end of the concession contracts, with the right to receive full indemnity on investments not yet amortized. There is a discussion on the regulatory and legal interpretation of this determination and the basis of the indemnity value. Based on contractual arrangements and interpretations of the legal and regulatory aspects, the Company, based on an independent counsel opinion, has assumed that it will be indemnified for the residual accounting value at the end of the concession period. This determination impacted the generation asset base which has indemnity clauses and transmission and distribution operations that have been classified in the scope of the ICPC-01 (IFRIC-12).

V)                 Actuarial Obligations - The actuarial obligations are determined by actuarial calculations established by independent actuaries and the real future results of accounting estimates used in these financial statements may be different, under different variables, assumptions and conditions from those existing at the time of the decision making.

VI)               Useful life of fixed assets – The Company’s administration and its subsidiaries use the  criteria defined by ANEEL resolution 367, of June 2, 2009, when determining the estimated useful life of fixed assets.  The Administration understands that these criteria adequately represent the useful life of its fixed assets. (see note 16).

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10.6 – OFFICERS’ COMMENTS ON INTERNAL CONTROLS ADOPTED IN ORDER TO ENSURE THE PREPARATION OF RELIABLE FINANCIAL STATEMENTS:

Eletrobras Management is responsible for establishing and maintaining an adequate internal control environment, in particular its financial reports. Such adequacy is considered for all Eletrobras companies, in order to meet the requirements of section 404 of the Sarbanes-Oxley Act ("SOX") and allow the continuation of ADR’s level 2 trading, which started in October 2008 at the NYSE.

To achieve this target, operational and support routines were established to support managers in all companies by designating risk managers and internal controls at each company, under the coordination of a competent Department at the parent company. Such structures allow that the annual work plan may be carried out properly and in an integrated manner.  At the same time, there is interaction with internal and independent audits for testing the internal controls designed to maintain the referred certification.

The internal controls covering the Eletrobras financial report is a planned process aiming to prove the reliability of the reports and the preparation of financial statements for public presentation in accordance with the applicable accounting principles. The internal controls over financial reports of a company includes the policies and procedures that (i) concern keeping of records, in reasonable detail, and which accurately reflect the transactions and dispositions of the company assets; (ii) prove that transactions are registered adequately so as to allow the preparation of financial statements in accordance with the applicable accounting principles, and to verify that the company's revenues and expenditures are carried out in accordance with authorizations of management and directors of the company; and (iii) ensure that acquisitions, use and unauthorized sale of the company's assets that may have had a material effect on the financial statements, be detected in time or avoided.

Due to inherent limitations, internal controls over financial statements may not prevent or detect improper inputs. Also, projections of any evaluation of the effectiveness in the future, are subject to risks that controls may become inadequate because of changes in conditions, or because the compliance level with policies and procedures may deteriorate.

In preparing this annual report, our company’s administration, under the supervision and participation of our CFO and our CEO, the Board of Eletrobras led an evaluation of the company's internal controls concerning the financial statements of December 31, 2011, based on criteria established in the Internal Controls-Integrated Framework issued by the Committee of Sponsoring Organizations (COSO), created by the Treadway Commission. There are inherent limitations to the effectiveness of any system of controls and procedures for disclosure, including the possibility of human error and fraud or non-use of the controls. Based on this assessment, our CEO and our CFO concluded that because of relevant weaknesses detected on testing of internal controls undertaken done the last year, our controls and procedures for information releasing have not been effective at a reasonable level of security as at December 31, 2011.

The strategic approach over the last two financial years (2010/2011) in material processes and key controls allowed Eletrobras to reduce its extensive portfolio of controls to a set very close to market reality of companies similar to Eletrobras.

In 2011 the Executive Board of Eletrobras decided to delegate to the company’s internal audit the responsibility for the execution of tests for administration of internal controls for SOX Certification. The same method was replicated in all of Eletrobras’ subsidiaries which are included in the SOX Certification.

25

a)   level of efficiency of such controls, indicating eventual imperfections and measures adopted to correct them:

A material weakness is a control deficiency, or a combination of control deficiencies, which results in a more than remote probability that a material error in the financial statements will not to be prevented or detected.

During the evaluation of the internal controls of the above mentioned financial statements, the Administration has identified the following control deficiencies in its internal controls:

Eletrobras does not maintain an effective control environment based on the COSO criteria (Committee of Sponsoring Organizations of the Treadway Commission). The following material weaknesses related to the company's controls environment were identified: 1) the deficiencies of the internal controls have not been remedied within the appropriate time; 2) the company did not make an adequate evaluation and identification of risks in order to ensure that the proper effective controls were designed and implemented, which would prevent and detect material errors in the financial statements; 3) the company has not properly designed and maintained effective controls on the responsibility related to internal controls of financial statements and the necessary communication throughout the Organization; 4) the company has not properly designed and maintained effective information technology policies, including those related to the segregation of functions, safety and access to programs and data of financial applications; 5) the company showed inadequate controls to identify and monitor user access conflicts of information technology related to financial applications.

Eletrobras does not keep effective controls over the entirety and the accuracy of accounting closing and year-end financial statements. Specifically, the company does not maintain effective revisions and monitoring of processes and documentation related to the registry of recurrent and non-recurrent manual postings.

Eletrobras does not maintain effective controls to ensure the accuracy and completeness of lawsuits nor revises and updates them from time to time, including the losses update.

The following material weaknesses related to the control environment of the Eletrobras distribution segment have been identified: 1) the company distribution segment and its subsidiaries have not designed and maintained properly effective controls over the financial statements.

Eletrobras does not maintain effective controls to ensure the integrity and accuracy or the review and monitoring of post-employment benefit plans (pension plan and healthcare plan) sponsored by the company, including detailed reviews of actuarial assumptions, reconciliation between the actuarial evaluation report and the accounting records and also the payments contributions cash flow. These control deficiencies resulted in relevant incorrect information regarding the liability of the pension and healthcare plans and the corresponding social security expenditure and other benefits.

As a result of the relevant weaknesses described above, the Eletrobras Board concluded that, on December 31, 2011, Eletrobras did not maintain an effective internal control over the financial statements according to the criteria established by the Internal Control-Integrated Framework issued by COSO.

As acknowledged in its recent reports, Eletrobras took actions to increase the awareness of the importance of internal controls in the generation and transmission companies, in addition to the parent company, which reflects the involvement of the internal control management area in all projects that affect the operational processes of Eletrobras. Concerning the material weakness linked to the totality of manual inputs, the Administration, since 2010 has considerably reduced manual postings in the General Ledger and the implementation of a workflow for approval of inputs.

26

To remedy the material weakness related to the provision of litigation, an adjustment was made in the preparation of the report of the Company’s Legal Department for the Accounting Department, including all lawsuits. Concerning the material weakness of control over the financial statements of the Eletrobras distribution companies, the Board of these companies is being supported by a specialist consultant who will standardize operational procedures and prioritize key internal controls in order to strengthen the operational environment.

The information technology environment presented an upgrade of quality on the access profiles and function segregation matrix, considerably reducing its non-significant deficiencies. We are in the stage of implementation of a tool that performs the monitoring and management of access to the corporate system environment of the parent company.  We have requested that the subsidiary companies seek alternatives to mitigate this deficiency.

Since the results of the Administration tests and the auditors’ tests were not formally presented, we are working with preliminary information that must be submitted to the managers of business processes for the preparation of action plans, in order to mitigate these potential weaknesses in internal controls.

b)   deficiencies and recommendations on internal controls included in the independent auditor’s report.

The independent auditors report concerning the 2011 financial year-end is in its final stages of preparation. The material weaknesses related to Eletrobras’ control environment will be preliminarily presented in this report. Consequently, may be considered new material weaknesses may be considered after the approval of the financial statements by the Board of Directors of Eletrobras, with the confirmation of the financial year result that serves as the basis of calculation for the definition of materiality of the controls tested by the independent auditor.

10.7 - OFFICERS’ COMMENTS ON ASPECTS REGARDING EVENTUAL PUBLIC OFFERS FOR DISTRIBUTION OF SECURITIES:

a)    if there are significant deviations between the effective use of resources and the proposed application disclosed in the prospectuses of their distribution

Not applicable

b)    if there have been deviations, the reasons for such deviations

Not applicable.

10.8 - OFFICERS SHOULD DESCRIBE RELEVANT ITEMS NOT EMPHASIZED IN ISSUER’S FINANCIAL STATEMENTS, INDICATING THE FOLLOWING:

a) assets and liabilities held by issuer, direct or indirectly off-balance sheet, such as:

i.      operating assets and liabilities leasing

ii.    portfolios of receivables written-off on which entity maintains risks and liabilities, indicating the respective liabilities

iii.   agreements for future purchase and sale of products or services

iv.   unfinished construction agreements

v.    agreements for the future receipt of financing

The Company does not have any transactions of this nature.

27

b) other items not emphasized in financial statements

There is none

10.9 - REGARDING EACH OF THE ITEMS NOT EMPHASIZED IN FINANCIAL STATEMENTS MENTIONED IN ITEM 10.8, OFFICERS SHOULD COMMENT ON:

a)   how such items change or may change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements.

Not applicable

b)   nature and purpose of the operation.

Not applicable

c)    nature and amount of liabilities undertaken and rights generated in favor of the issuer as a result of the operation.

Not applicable

10.10     - OFFICERS SHOULD INDICATE AND COMMENT ON THE MAIN ELEMENTS OF THE ISSUER’S BUSINESS PLAN, EXPLORING, IN PARTICULAR, THE FOLLOWING TOPICS:

a) investments, including:

i.      quantitative and qualitative description of the investments in progress and expected investments.

MAIN CORPORATE INVESTMENTS

In 2011, the Eletrobras system invested 75% of its overall investment budget. The main investments are highlighted below:

 Generation and Transmission

Furnas: Batalha and Simplício Hydroelectric plants

Eletronuclear: Angra III Thermonuclear Plant

Eletrosul: Hydroelectric plant of São Domingos and hydroelectric plant of Passo São João

Eletronorte: Reinforcements and improvements in the transmission System of the northern region.

Chesf: irrigation of area and resettlement in the hydroelectric plant of Itaparica, deployment of wind farm Casa Nova, expansion of the electric power transmission system in the northeastern region, expansion of Substations Suape II, Suape III, Recife II and Pirapama II.

CGTEE: Candiota III Thermoelectric Plant.

Distribution

Amazonas and Piauí Distributors: expansion of rural electric power network - Luz para Todos Program.

Rondônia Distributor: Porto Velho Colector Substation expansion

Enterprises with Special Purpose Companies (SPE 's):

During the fiscal year 2011, Eletrobras and its subsidiaries participated in several businesses, constituting joint ventures with other companies under the form of Special Purpose Companies - SPE’s, highlighting:

Implementation of Porto Velho Rectifier Station.

Porto Velho – Rio Branco transmission system expansion.

Hydroelectric plants of Belo Monte, Jirau and Santo Antônio.

Transmission line Porto Velho (RO) 2/Araraquara (SP).

Transmission line Oriximiná (PA)/Itacoatiara-Cariri (AM) and Itacoatiara and Cariri (AM) substations.

28

Investments - R$ millions	2011	2010	%
Generation	3.138	2.815	11,4
Transmission	2.515	1.257	100,1
Distribution	779	822	(5,2)
Enviromental Quality	56	50	1,1
Research	14	16	(12,5)
Infra-structure	272	319	(14,7)
Corporate Total	6.775	5.279	28,3
Generation	2.109	822	156,6
Transmission	995	853	16,6
Special Purpose Companies Total	3.104	1.675	89,8
Total of Investment	9.879	6.954	42,9

ii.sources of financing for the investment.

I - Eletrobras Contracts - Financial institutions and Bonds

The company has signed loans with multilateral agencies such as the IDB, World Bank, JBIC, KFW and EXIMBANK/JBIC where there is government guarantee. These contracts follow the standard clauses applicable to contracts with multilateral agencies, which are usually agreed upon in negotiations with that type of institution. In 2011 we negotiated a contract with the World Bank for $ 495,000, intended for investments in the Eletrobras distribution companies, aimed at reducing the level of losses. From this amount only US$ 1,237,500 were disbursed in May 2011, for payment of the loan fee, the remaining balance yet to be drawn.

In the A/B Loan form contracts, syndicated loans with CAF and commercial banks, the company has clauses prevailing in the market, amongst which, the existence of corporate guarantees, amendment of corporate control, compliance to licenses and permits and the limitation to significant sales of assets. Still, in accordance with market practices there are two financing agreements coordinated by BNP and CDB (China Development Bank).

In addition to the bonds issued in 2005 with former Dresdner and with Credit Suisse in 2009, Eletrobras obtained funding by issuing a US$ 1,750,000 bond in a joint transaction of Santander and Credit Suisse, in October 2011. The funding obtained in the international market is aimed at a Partnership Investment Program.

iii.   relevant sales in progress and provided sales.

There are no relevant sales in progress or provided.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer’s production capacity.

Has not occurred

29

c) new services and products, indicating the following

i.      description of researches in progress that have already been disclosed;

Technological strategic planning: The Technological Strategic Plan was developed in 2011, in partnership with Unicamp - Universidade Estadual de Campinas, which mapped the Skills and Technological Resources of the Eletrobras Companies. The product includes the construction of a database and an analytical document with the mapping of the technological and managerial resources and skills of the Eletrobras companies and their major partners in technological cooperation, determined by its portfolio of projects of R&D+I. The result of this project is input to determine the method of integrated methodology of the innovation chain and the construction of the Technological Plan of the Eletrobras companies.

Inventories of projects and products: During the year of 2011 new specifications and prototypes of databases for projects and products were generated, providing information to subsidize the definition of the next project portfolios.

Training Investment: Investment in Training in R&D+I management: in order to train professionals in R&D+I, Eletrobras continues to maintain partnerships with learning and research institutions. One of the initiatives that remained in 2011 was the strategic management of technological innovation course, taught at the Universidade Estadual de Campinas (Unicamp), over a twelve-month period. The first class exclusive for Eletrobras companies started in 2009 and the second class started in 2010.  The specialization course offers to its participants from R&D+I areas, room for discussion and reflection about the subject. In total approximately 80 (eighty) employees were trained.

Other important action was the continuity of the Intellectual Property training agreement, signed with the National Institute of Intellectual Property – INPI in July 2010 which aims at technical, scientific, educational and cultural cooperation.

ii.    total amount spend by the Company in researches for the development of new products or services;

Research & Development (R&D)

In 2011, the companies of the Eletrobras System invested in R&D projects an estimated R$ 92.2 million. This amount, informed by the companies in the data collection sheets to the Ministry of Science and Technology (MCT), corresponds to the application in projects developed with 9,991/2000 features and 10,848/2004 Acts. At CEPEL, approximately R$ 194.7 million were invested.

iii.     projects under development that have already been disclosed;

Other relevant actions:

Eletrobras System Laboratory network - RELASE

Currently the network has more than 100 laboratories and technological centers of Eletrobras companies grouped in a metrology, experimentation, research, development and technological innovation networks, stimulating the exchange of experience and technical cooperation in order to maximize results. In 2011 Eletrobras Furnas held the first RELASE seminar, with the participation of technicians of the laboratory area of all Eletrobras companies. The seminar had as a main target the integration, discussion and promotion of technology as a support for overcoming the current and future challenges of Eletrobras companies and the Brazilian electric sector.

30

Energy Excellence Center in Acre - ECCAS

The implementation of the center is a process in the State of Acre, and the result of a partnership between Eletrobras, Universidade Federal do Acre (UFAC), Fundação de Apoio e Desenvolvimento ao Ensino, Pesquisa e Extensão Universitária do Acre (FUNDAPE) and another nine companies. The ECCAS will allow the formation, training and qualification of engineers, specialized professionals and researchers in the areas of energy and environment, acting in various stages of projects, construction, operation and maintenance of enterprises of energy transmission and generation in the northern region of the country. The resources to be allocated by Eletrobras reach R$ 6.3 million.

Smart Grid – Parintins Project

The implementation of smart grids is an innovative action that aims at the transformation of everyday life of the Parintins-AM population.  It is a cooperative project shared by the six Eletrobras distribution companies and with the participation of four research and learning institutions: Cepel, Research and Development Telecomunication Center-CPqD, Pontifícia Universidade Católica do Rio de Janeiro - PUC-RJ and Universidade Estadual da Amazônia-UEA. The project consists in implementing a smart system that, by means of sensors placed in the distribution network, will allow the detection and immediate intervention in the event of a power failure in the power distribution network.

Internationalization – Uruguay Project – UNDP-G-SEP

Aligned with the Eletrobras 2010-2020 strategic plan, the Uruguay Project – UNDP-GSEP-Eletrobras is being developed within the Global Sustainable Electricity Partnership (GSEP), jointly with the United Nations Development Program (UNDP), which consists of a system of biogas micro-generation with the additional use of wind generation in the province of San José. The proposal of this project, concerning the part related to the primary source of biogas, is based on the basic principle that an organic compound, when passed through a process of degradation in the absence of oxygen, generates, as well as other sub-products, a biogas. This biogas with approximately 60% methane (CH4), with high potential of greenhouse effect, has at the same time, high potential for use as fuel.

Continuity of the electric vehicle Project

One of the most relevant projects developed by the Eletrobras Companies is the electric vehicle project. This project has as its main objective the contribution to develop the technology of the electricity-powered vehicles that are technically and economically feasible, promoting the rational and efficient use of energy and environmental conservation.

This project also serves other potential targets, like reducing manufacturing costs, transfer of know-how, research development, training of professionals, using own cars and enabling the use of out of peak hour consumption to recharge batteries.

The project was initiated through an agreement between Itaipu Binacional and the Swiss hydroelectric energy leader company KWO (Kraftewerke Oberhasli), in August 2004.  It aggregates as partners: the automaker Fiat, technology companies, electric power utilities and research institutions (Brazil and Paraguay), enabling an information and know-how exchange.

iv. total amount spent by the Company in the development of new products or services.

2011	2010
315.894	265.067

10.11   - COMMENT ON OTHER FACTORS THAT HAVE SIGNIFICANTLY AFFECTED THE OPERATING PERFORMANCE AND THAT HAVE NOT BEEN IDENTIFIED OR COMMENTED ON IN THE OTHER ITEMS OF THIS SECTION.

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All relevant aspects about the result of the operating performance for the year have been commented on in this section.

32

Information indicated in item 12 of Reference Form to meet requirements of Art.10 of CVM Instruction nº 481/09.

12  - GENERAL MEETING AND MANAGEMENT

12.6 - REGARDING EACH ONE OF THE MEMBERS OF THE MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL OF THE ISSUER, INDICATE, IN A TABLE FORMAT, THE FOLLOWING:

Board of Directors:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF) / Passport	Position	Election	Investiture	Term of Office	Elected by the controlling shareholder
Márcio Pereira Zimmermann	57	Electrical Engineer	262.465.030-04	Chairman	6/16/11	6/16/11	Until the next AGM in 2012	Yes
José da Costa Carvalho Neto	66	Electrical Engineer	044.602.786-34	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
José Antônio Corrêa Coimbra	60	Civil Engineer	020.950.332-72	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Wagner Bittencourt de Oliveira	62	Metallurgical Engineer	337.026.597-49	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Maurício Muniz Barretto de Carvalho	54	Manager	042.067.418-75	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Virginia Parente de Barros	52	Economist	289.703.221-91	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Lindemberg de Lima Bezerra	40	Economist	477.413.760-04	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Beto Ferreira Martins Vasconcelos	35	Lawyer	032.815.118-61	Member	16/6/11	16/6/11	Until the next AGM in 2012	Yes
Arlindo Magno de Oliveira	62	Economist	281.761.977-34	Member	16/6/11	16/6/11	Until the next AGM in 2012	No

33

Fiscal Council:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF)	Position	Election	Investiture	Term of Office	Elected by the controlling shareholder
Danilo de Jesus Vieira Furtado	52	Bachelor’s Degree in Social Communication	215.232.903-15	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Jarbas Raimundo de Aldano Matos	65	Electrical Engineer	101.519.746-91	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Charles Carvalho Guedes	43	Accountant	539.600.681-15	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Jairez Eloi de Sousa Paulista	57	Manager	059.622.001-44	Deputy	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Ricardo de Paula Monteiro	67	Economist	117.579.576-34	Deputy	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Leila Przytyk	34	Economist	665.149.591-72	Deputy	6/16/11	6/16/11	Until the next AGM in 2012	Yes

12.7 – Provide the information mentioned in item 12.6 regarding the members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

 The company has a Risk Committee with the following composition:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF)	Position	Term of Office
Álvaro Jose Fonseca Bernardes	57	Engineer	388.435.107-97	Member	Undetermined
Antonio Carlos Gerude Rodrigues	60	Economist	242.891.327-15	Member	Undetermined
Antonio João Queiroz Lima	48	Economist	769.398.397-04	General Coordinator	Undetermined
Fernando Swami Thomas Martins	56	Electrical Engineer	376.498.097-49	Member	Undetermined
Jose Carlos Muniz de Brito Filho	56	Economist and Statistician	261.295.907-68	Member	Undetermined
Renato Pereira Malher	48	Engineer	928.552.967-49	Member	Undetermined
Ruderico Ferraz Pimentel	66	Engineer	219.804.387-49	Member	Undetermined

Company does not have audit, financial, compensation or statutory committees installed.

34

12.8 - MANAGERS AND MEMBERS OF THE Fiscal Council

BOARD OF DIRECTORS

Name: Márcio Pereira Zimmermann – 262.465.030-04

Mr. Zimmermann holds a degree in Electrical Engineering from the Catholic University of Rio Grande do Sul, with a Masters in Electrical Engineering from the Catholic University of Rio de Janeiro. He is currently Executive Secretary of the Ministry of Mines and Energy, having previously exercised the same role in 2008 and 2010 and Secretary of Energy Planning and Development of the Ministry of Mines and Energy between 2005 and 2008. At Eletrobras, Mr. Márcio Zimmermann was Director of Engineering between 2001 and 2003 and Director of Research and Development Cepel between 2003 and 2004.

Obs: There are no convictions carried on trial.

Name: José da Costa Carvalho Neto – 005.135.394-68

Mr. Costa is an Electrical Engineer and holds a Master Degree in Electrical Engineering from the Federal University of Minas Gerais. He was Assistant Secretary of Mines and Energy of Minas Gerais, in 1987, and chaired the Companhia Energetica de Minas Gerais (Cemig) between July 1998 and January 1999. Also in Cemig, which he joined as a trainee in 1966 he was Director of Distribution, 1991 to 1997 and held the positions of superintendent, and Department and Division Manager. He taught at the Catholic University, Minas Gerais, from 1970 to 1977. In the private sector, he held the positions of CEO of Arcadis Logos Energy, member of the Board of Logos and Engineering director of Enerconsult Orteng Equipment and Systems.

Obs: There are no convictions carried on trial.

Name: Mauricio Muniz Barretto de Carvalho - 042.067.418-75

Mr. Carvalho has a Masters degree in Public Administration and Urban Planning, from Fundação Getúlio Vargas - FGV; a degree in Public Administration, also from FGV. He was Director at the National School of Public Administration - ENAP, in the areas of Administration and Finance and Development Managers and servers, between 1999 and 2002. In 2003, he was Director of Monitoring, Evaluation, Audit and Training of the Ministry of Education and later the Board of Educational Inclusion Program of the same organ. He was Special Advisor to the Presidency, from 2003 to 2004, when he became Deputy Coordinator and Monitor of the State Department, responsible for joint government action and monitoring of strategic projects, especially the Program for Accelerated Growth - PAC.

Obs: There are no convictions carried on trial.

Name: José Antônio Corrêa Coimbra – 020.950.332-72

Mr. Coimbra graduated in Civil Engineering from Universidade Federal do Pará, and has a Masters Degree in Production Engineering from Universidade Federal de Santa Catarina. He is currently Chief of Staff to the Minister of Mines and Energy and has several works published in Brazil and abroad. At Eletrobras he was Director of Engineering of Power Plants at Eletrobras Eletronorte, working at the company from 1977 to 2005. He was a member of the Board of Eletrobras Eletronorte between 2005 and 2008 and has held the same position at the Center for Electric Power Research (Cepel) between 1991 and 1993, and Previnorte between 1996 and 2003.

Obs: There are no convictions carried on trial.

35

Name: Wagner Bittencourt de Oliveira – 337.026.597-49

Mr. Oliveira is an engineer, graduated from PUC RJ in June 1974. He has held positions such as President, Executive and Adviser to companies in the private and public sectors, including Financial, Logistics, Mining, Metallurgy, and Equipment. He has 20 years of executive experience, including Secretary of the Ministry of National Integration, SUDENE Superintendent, President of the northeastern railway company, Manager, Department Head, Superintendent and Director of Infrastructure, Basic Inputs and Project Structuring at BNDES. He is currently Chief Minister of State of Civil Aviation Secretary, member of the Board of Directors of various companies (Caraíba Metais, Sibra, Cadam, Usiminas Mecânica, Banco do Nordeste and currently Eletrobras).

Obs: There are no convictions carried on trial.

Name: Virginia Parente de Barros – 289.703.221-91

Ms. Barros has a post-Doctoral Degree in Energy-focused regulation by USP, a PhD in Finance and Economics from Fundação Getulio Vargas in Sao Paulo, a Masters degree in Business Administration from Universidade Federal da Bahia and a BA in Economics from the University of Brasilia. She has over 12 years of experience as an executive in the financial sector, national and international investment banks such as Chemical Bank (now JP Morgan Chase), BankBoston, Unibanco and Banco Votorantim, among others. In recent years, as a professor at USP, Ms. Barros has been active in teaching, research and extensions, including consulting activities in the areas of Finance, Economics, Public Administration and regulation applied to issues of energy, environment and energy policy and security. She is president of the Strategic Energy Committee of the Chamber of Commerce US-Brazil (AMCHAM) and Board member of the Brazilian Society of Energy Planning (SBPE), which encompasses several universities and research centers in energy.

Obs: There are no convictions carried on trial.

Name: Lindemberg de Lima Bezerra – 477.413.760-04

Federal public employee for 12 years, graduated  in Economics from the Universidade Federal do Rio Grande do Sul (1989-1993) and a Master in Economics from the University of São Paulo (1994-1996), Mr. Bezerra occupies the position of Chief of Staff to the Secretary of the Treasury since June 2007. He has also held the post Advisor to the Economic and Fiscal National Treasury (1997-June 2007).

Obs: There are no convictions carried on trial.

Name: Beto Ferreira Martins Vasconcelos – 032.815.118-61

Mr. Vasconcelos graduated from the University of São Paulo Law School (1999) and holds a graduate degree in Environmental Law from the University of São Paulo (2001) and Biosafety, from the Federal University of Santa Catarina (2002). He has worked as a lawyer in São Paulo (2000-2003). In the federal government, he held the posts of Deputy Secretary for Information Technology Policy and Technology, Ministry of Science and Technology (2003-2004), Adviser to the Minister of State for Justice (2004-2005), Deputy Assistant Secretary for Legal Affairs of the State Department of the Presidency of the Republic (2005-2007), Executive Secretary of the National Biosafety Council (2006-julho/2010), Deputy Head of Legal Affairs of the House of the Presidency of the Republic and President of the Center for Legal Studies of the Presidency (2007-December / in 2010). Since January 2011, Mr. Vasconcelos is Executive Secretary of the State Department of the Presidency.

Obs: There are no convictions carried on trial.

36

Name: Arlindo Magno de Oliveira (member) - 281.761.977-34

Mr. Oliveira is an economist, graduated from the Universidade Federal Fluminense, with several specialization courses in Finance and Capital Markets. He began his career as an employee of the Bank of Brazil, where he was manager. He also worked as director of the Pension Fund of Banco do Brazil (Previ). He has extensive experience as a member of the Board of Directors in several important Brazilian companies, including the electricity sector, where he was a member of the Council of Coelba, Cosern and CPFL.

Obs: There are no convictions carried on trial.

FISCAL COUNCIL

Name: Charles Carvalho Guedes (member - specialist) – 539.600.681-15

Mr. Guedes graduated in Systems Analysis from the Catholic University of Brasilia (1991), with specialization in Accounting from Fundacao Getulio Vargas (1999). Since 1995, he has been with the  public service as a Financial Analyst and Control of the National Treasury. Before being appointed Coordinator of the Equity Interests of the Union, he served as Advisor to the National Treasury from 1998 to 2007. He was tax advisor for several companies, including: Technical and Administrative Services Banespa SA (1998-2001), Banco do Estado de Santa Catarina - BESC (2000-2004), Central Electric Brasileiras SA - Eletrobras (2004-2006) and BNDES (2006-2010). He was Director of the Fiscal State Bank of Santa Catarina SA (BESC) from 2000 to 2004.

Obs: There are no convictions carried on trial.

Name: Danilo de Jesus Vieira Furtado (member) – 215.232.903-15

Mr. Furtado graduated in Social Communication from the Federal University of Maranhão. He is a career employee of the Bank of Brazil working for the Federal Government. He was a Fiscal Counselor of Lightpar, and is now Special Advisor to the Ministry of Mines and Energy - MME.

Obs: There are no convictions carried on trial.

Name: Jairez Eloi de Souza (deputy) – 059.622.001-44

Mr. Souza graduated in Business Administration and has a Masters degree in Public Administration from FGV. He has over 20 years of experience in the staff of the Ministry of Mines and Energy, where he held several positions; among others, coordination and supervision of the General Administration area, overall coordination of Human Resources, activities of General Ombudsman, coordination routing and service of external and internal demands, in the office of General Ombudsman and advisory activities of Ministers of State. He is the author of several articles and co-authored the book Guide Server Rights (Guidelines A through Z). Brasília-DF. 1991. DIN / MJ.

Obs: There are no convictions carried on trial.

Name: Ricardo de Paula Monteiro (deputy director) – 117.579.576-34

Mr. Monteiro graduated in Economics, was employed by Eletronorte from 1979 to 2000, where he held various positions such as Head of Organization and Methods, Manager of Business Planning, Head of Communications Office of the Presidency. He is currently Special Advisor to the Minister of Mines and Energy.

Obs: There are no convictions carried on trial.

37

Name: Leila Przytyk (deputy specialist member) – 665.149.591-72

Ms. Przytyk graduated in economics at the University of Brasília-DF (2001). She completed a specialization course in finance at Ibmec - Brasilia. In 2000, she was admitted to the Bank of Brazil. In 2002, she was admitted to the National Treasury. In the National Treasury she has worked in the tax area. She is project manager in the management of structured finance (2006-2008) coordination of funds and fiscal operations, and is currently a management studies analyst of the coordination of sectoral public investment.

Obs: There are no convictions carried on trial.

Jarbas Raimundo de Aldano Matos (member) - 101.519.746-91

Mr. Matos is an electrical engineer – Electrical Systems Engineering course – CESE at the Engineering Federal School of Itajubá – Minas Gerais. In the Ministry of Mines and Energy, he held various positions such as: Advisor for the Secretary of Energy Development and Planning in 2005, Special Advisor working in Executive Secretariat from 2008 to 2009, Special Adviser in the Minister’s Office in 2010 and Special Advisor working at Executive Secretariat since 2011. He also worked at ANEEL from May 1998 to February 2005. At ELETROSUL he worked in several technical and managerial positions.  From MAY/94 to DEC/95 he was Coordinator of the Working Group established by Ordinance No. 246 of May 24, 1994, Ministry of Mines and Energy. His functios was to coordinate and control the implementation of the Emergency Program of recovery of electric Services in the municipalities of Ji-Paraná, Ariquemes, Pimenta Bueno, Cacoal, Espigão D´Oeste,  Ministro Andreazza, Presidente Médici, Jaru, Ouro Preto do Oeste e Machadinho D´Oeste, in the state of Rondônia, as per Art. 3, of the Decree of May 20, 1994. In São Paulo Centrais Elétricas S/A – CESP held a position as electrical engineer.

Obs: There are no convictions carried on trial.

12.9 - REPORT THE EXISTENCE OF MARITAL RELATIONSHIP, STABLE UNION OR KINSHIP UP TO THE SECOND DEGREE AMONG: (Items a, b, c and d)

Not applicable

12.10 - REPORT SUBORDINATION, SERVICES PROVISION OR CONTROL RELATIONSHIPS MAINTAINED, IN THE LAST 3 FISCAL YEARS, AMONG THE ISSUER’S MANAGERS AND: (Items a, b and c)

Not applicable

12.11 – DESCRIBE THE PROVISIONS OF ANY AGREEMENTS, INCLUDING INSURANCE POLICIES THAT ESTIMATE THE REIMBURSEMENT OF EXPENSES SUPPORTED BY THE MANAGERS, ARISING FROM THE REPARATION OF DAMAGES CAUSED TO THIRD PARTIES OR TO THE ISSUER, PENALTIES ENFORCED BY STATE AGENTS, OR AGREEMENTS WITH THE PURPOSE OF CLOSING ADMINISTRATIVE OR LEGAL PROCEEDINGS, IN VIRTUE OF THEIR POSITIONS:

The company has no insurance policy contracted.

12.12 – Provide any other information that the issuer considers relevant

All relevant information related to this topic was disclosed in the items above.

38

Information pursuant to item 13 of the Reference Form, according to art. 12 of CVM Instruction 481/09

13.      MANAGEMENT COMPENSATION

13.1 -    DESCRIBE THE POLICY OR PRACTICE FOR THE COMPENSATION OF THE BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT AND FISCAL COUNCIL, ADDRESSING THE FOLLOWING ASPECTS:

Executive Directors

The practice of compensation adopted by Eletrobras whose main purpose is to promote the alignment of interests of directors with the interests of shareholders. To this end, the Eletrobras directors' remuneration is fixed using as parameters the following factors: (a) the liability, the time devoted to the role, competence and professional reputation of directors and (b) the remuneration practices applied by the market for companies similar to Eletrobras.

Board of Directors

 The compensation aims to remunerate the services of each director, within the scope of responsibility assigned to the Board of Directors of the Company.

Members of the Board of Directors are not entitled to (i) direct and indirect benefits, except funeral insurance, and are entitled to remuneration for participation in committees.

Fiscal Council

The compensation aims to remunerate the services of each counselor, within the scope of responsibility assigned to the Company's Fiscal Council.

The Fiscal Council members are not entitled to (i) direct and indirect benefits, except funeral insurance, and are entitled to remuneration for participation in committees.

b) compensation composition, indicating:

 i. description of the compensation elements and the objectives of each one of them:

Fixed Annual Compensation

Members of the Eletrobras Executive Directors are entitled to a fixed monthly compensation corresponding to the fees attributed to the exercise of the function plus the following benefits: bonus vacation, supplementary private pension, allowance transfer, group life insurance, funeral insurance, medical expenses, and meal and housing allowance and special allowance.
The special allowance refers to the Christmas bonus paid to all members of the Executive Board. Eletrobras’s entire Board is Statutory.

The referred compensation aims to remunerate the services of each Executive Director, within the scope of responsibility assigned to the function.

39

Variable Compensation

Executive Directors members are entitled to participate in the Company’s profit.

Board of Directors

The remuneration of members of the Board is fixed in a tenth of the average monthly remuneration of the CEO and Directors, excluding amounts related to direct and indirect benefits granted to those officers and increased funding for the securities by directors expenses for travel and accommodation necessary to perform the function.

Fiscal Council

The remuneration of the Fiscal Council members is fixed in a tenth of the average monthly remuneration of Executive Board (CEO and Directors), excluding amounts related to direct and indirect benefits granted to those officers and increased funding for the values of the counselors travel and accommodation expenses necessary to perform the function.

i. the proportion of each element in total compensation:

Compensation Composition	Board of Directors	Fiscal Council	Executive Directors	Non -Statutory Board	Committiees
Monthly Fixed Compensation
Salary or pro-labor	0%	0%	64%	N.A	N.A
Direct and Indirect Benefits	0%	0%	9%	N.A	N.A
Participation in Committees	100%	100%	0%	N.A	N.A
Others	0%	0%	19%	N.A	N.A
Variable Compensation
Bonus	0%	0%	0%	N.A	N.A
Profit Participation	0%	0%	8%	N.A	N.A
Meeting Participation	0%	0%	0%	N.A	N.A
Commissions	0%	0%	0%	N.A	N.A
Others	0%	0%	0%	N.A	N.A
Post-Employment Benefits	0%	0%	0%	N.A	N.A
End of the term of office	0%	0%	0%	N.A	N.A
Total	100%	100%	100%	N.A	N.A
Fiscal Year 2011

40

iii. methodology of computation and readjustment of each one of the compensation elements:

The amount relating to directors' compensation is set in advance by the Department of Coordination and Control of State Companies (DEST) of the Ministry of Planning and Budget, which sets the values of individual remuneration of each board of Eletrobras;

The Department of Coordination and Control of State Companies (DEST) forwards the proposed value for the remuneration of directors for approval of the National Treasury Secretary;

The National Treasury Secretary, after the approval of the proposed amount, forwards that sum in the form of suggestion, for approval at the Eletrobras Annual General Meeting of Shareholders.

The readjustment of compensation is limited to the IPCA in April from the previous year to March of the current year.

iv. reasons that justify the compensation composition:

They are in compliance with the compensation practices applied by the market to Eletrobras peers.

The composition is made by controlling shareholders, with the participation of the governing body (MPOG/DEST) taking into account the inflation index, as well as the responsibility of the position assigned to them.

c. key performance indicators that are taken into consideration in determining each compensation element

Fixed compensation with no linked indicator.

d. how compensation is structured to reflect the evolution of the performance indicators

Compensation with no linked performance indicator.

e. how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer

The compensation of the Eletrobras’ Officers and Directors seeks to promote the recognition and an alignment with the short-, medium- and long-term strategies of Eletrobras.

f. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

There is none.

g. existence of any compensation or benefit related to the occurrence of certain corporate events, such as the disposal of the issuer’s controlling interest

There is none.

41

13.2 - Regarding the compensation recognized in the income statement of the 3 last fiscal years and the compensation expected in the current fiscal year of the Board of Directors, Board of Statutory Officers and Tax Board, prepare a table with the following content:

Year: 2012

2012 R$ thousands
Body	Board of Directors	Executive Directors	Fiscal Council	Total
Number of members	8	6	4	18
Annual fixed compensation:
Salary / management compensation		3.094.949,69		3.094.949,69
Allowance		275.112,07		275.112,07
Vacation		361.164,40		361.164,40
Direct or indirect benefits (separated)
food voucher		54.784,57		54.784,57
pension plan		302.945,34		302.945,34
allowance for expenses		647.672,31		647.672,31
reimbursements
life insurance		60.768,00		60.768,00
Health plan		83.520,00		83.520,00
day-care assistance		7.287,48		7.287,48
Compensation for participating in committees	428.623,92		214.311,96	642.935,88
Others (housing allowance, per diaries, transport help and charges)		1.689.972,00		1.689.972,00
Variable compensation
Bonus
Income sharing		493.058,68		493.058,68
Compensation for attending meetings
Commissions
Others
Post-employment
End of the term of office
Stock-based compensation
Total Compensation per body	428.623,92	7.071.234,54	214.311,96	7.714.170,42

The 2012 values refer to January, February and March and estimates for the period from April to December.

42

Year: 2011

2011 R$ thousands
Body	Board of Directors	Executive Directors	Fiscal Council	Total
Number of members (*)	9	7	5	21
Annual fixed compensation:
Salary / management compensation		2.857.300,05		2.857.300,05
Allowance		277.872,80		277.872,80
Vacation		233.821.87		233.821.87
Direct or indirect benefits (separated)		416.819,35		416.819,35
food voucher		64.442,62		64.442,62
pension plan		208.697,96		208.697,96
allowance for expenses		73.500,00		73.500,00
reimbursement		7.908,58		7.908,58
life insurance		36.341,40		36.341,40
Health Plan		19.037,89		19.037,89
day-care assistance		6.890,90		6.890,90
Compensation for participating in committees	303.960,11		196.316,80	500.276,91
Others		220.446,48		220.446,48
housing allowance		205.057,05
Bonus determined by workers collective agreement		10.750,00
Transport allowance		4.639,43
Variable compensation
Bonus
Income sharing		376.899,75		376.899,75
Compensation for attending meetings
Commissions
Others
Post-employment
End of the term of office
Stock-based compensation
Charges		1.527.536,24		1.527.536,24
Per Diaries		113.995,66		113.995,66
Total Compensation per body	303.960,11	6.024.692,20	196.316,80	6.524.969,11

Obs.: (*) Number of members, who were at Eletrobras during 2011

43

Notes:

1. In the 2011 table we considered values of the Labor Agreement, Transport Allowance, per diaries and charges, which were not considered in the tables of Management Proposals concerning 2011 and 2010 General Meetings.

2. According to Eletrobras By-Laws, the Board of Directors and the Fiscal Council are integrated, respectively, by 10 and 5 members. The company CEO is also a member of the Board of Directors.

Year: 2010

2010 R$
Body	Board of Directors	Executive Directors	Fiscal Council	Total
Number of members	9	6	4	19
Annual fixed compensation:
Salary / management compensation		2.765.303,82		2.765.303,82
Allowance		241.918,47		241.918,47
Vacation		467.563,78		467.563,78
Direct or indirect benefits (separated)
food voucher		40.784,50		40.784,50
pension plan		128.832,98		128.832,98
allowance for expenses		97.119,75		97.119,75
reimbursement		24.645,23		24.645,23
life insurance		11.866,38		11.866,38
health plan
day-care assistance				87.910,00
Compensation for participating in committees	322.297,50		187.600,00	509.897,50
Others (housing allowance)		87.910,00		87.910,00
Variable compensation
Bonus
Income sharing		444.800,44		444.800,44
Compensation for attending meetings
Commissions
Others
Post-employment
End of the term of office
Stock-based compensation
Total Compensation per body	322.297,50	4.310.745,35	187.600,00	4.820.642,85

44

Notes:

1. In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board of Directors.

Exercício: 2009

2009 R$
Body	Board of Directors	Executive Directors	Fiscal Council	Total
Number of members	8	6	4	18
Annual fixed compensation:
Salary / management compensation	-	2.331.138,72	-	2.331.138,72
Allowance	-	222.372,11	-	222.372,11
Vacation	-	74.782,26	-	74.782,26
Direct or indirect benefits (separated)
food voucher	-	40.485,00	-	40.485,00
pension plan	-	95.699,91	-	95.699,91
allowance for expenses	-	-	-	-
reimbursement	-	12.078,72	-	12.078,72
life insurance	-	-	-	-
Compensation for participating in committees	323.764,26	-	180.781,96	504.546,22
Others	-	64.800,00	-	64.800,00
Variable Compensation
Bonus	-	-	-	-
Income sharing	-	242.244,72	-	242.244,72
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Post-employment
End of the term of office
Stock-based compensation
Total Compensation per body	323.764,26	3.083.601,44	180.781,96	3.588.147,66

45

13.3 - Regarding the variable compensation of the 3 last fiscal years and the variable compensation expected for the current fiscal year of the Board of Directors, Executive Board and Fiscal Council, prepare a table with the following content:

Comprising months from January to April 2012* R$
a) Body	Board of Directors	Executive Directors	Fiscal Council	Total
b) Number of members
c) Regarding bonus
Minimum amount provided for in the compensation plan
Maximum amount provided for in the compensation plan
Amount provided for in the compensation plan, if the established goals are achieved
Amount effectively recognized in the income statement
d) Regarding income sharing
Minimum amount provided for in the compensation plan
Maximum amount provided for in the compensation plan		493.058,68
Amount provided for in the compensation plan, if the established goals are achieved
Amount effectively recognized in the income statement

* Amount estimated for 2012.

Notes:

1.    In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board.

2.    Compensations comprised from January to April/2012 will be subject to confirmation of the Shareholders’ Meeting to compose the period from May to December 2012.

Comprising the fiscal year ended December 31, 2011 R$
a) Body	Board of Directors	Executive Directors	Fiscal Council	Total
b) Number of members (*)	9	7	5	21
c) Regarding bonus
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	-	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-
d) Regarding income sharing
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	376.899,75	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-

46

Obs.: (*) Number of members, who were at Eletrobras during 2011

Note:

1.    In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board.

According to art. 67 of CVM Instruction No. 480/09, information relating to 2008 and 2009 will not be presented.

13.4 – Describe the compensation plan based on shares of the Board of Directors and Executive Directors, in effect in the last fiscal year and expected for the current fiscal year:

There is none.

13.5 - Inform the quantity of shares or quotas direct or indirectly held, in Brazil or abroad, and other securities convertible into shares and quotas, issued by the issuer, its direct or indirect controlling companies, subsidiaries or companies under common control, by members of the Board of Directors, Executive Board or Fiscal Council, grouped per body, at the end of the last fiscal year.

To avoid duplication, if the person is a member of the Board of Directors and the Executive Board, the securities held by this person are disclosed only in the amount of securities held as a member of the board.

Statutory Officers
Securities Characteristic	Quantity
FGTS (Government Severance Indemnity Fund for Employees) quotas	-
Common Shares	1
Preferred Shares	-

* Shares held by the CEO as a member of the Board of Directors of the Company are not included

Board of Directors
Securities Characteristic	Quantity
FGTS quotas	-
Common Shares	525
Preferred Shares	-

* Number of shares held by the directors after the Annual General Meeting 2011 (against 420 shares held by directors in December 31, 2010). Includes the share held by the CEO as a member of the Board of Directors of the Company.

47

Fiscal Council
Securities Characteristic	Quantity
FGTS quotas	-
Common Shares	-
Preferred Shares	-

13.6 - Regarding the stock-based compensation recognized in the income statement of the 3 last fiscal years and one expected for the current fiscal year, of Board of Directors and Executive Board, prepare a table with the following content:

There is none.

13.7 - Regarding the outstanding options of the Board of Directors and Executive Board at the end of the last fiscal year, prepare a table with the following content:

There is none.

13.8 Regarding the options exercised and shares delivered related to the stock-based compensation of the Board of Directors and Executive Board, in the last 3 fiscal years, prepare a table with the following content:

There is none.

13.9 - Brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

There is none.

13.10. Regarding pension plans in effect granted to members of the Board of Directors and Executive Board, insert the following information:

Eletrobras has pension plan only for members of the Executive Board and does not cover members of the Board of Directors.

a) Body;

Executive Directors.

b) number of members;

6 (six), only 3 (three) executive directors are affiliated to the Private Pension Plan

c) Name of the Plan;

Fundação Eletros (affiliated executive directors = 2); and Previnorte (1).

d) Quantity of management’s members that have the conditions necessary for retirement;

Considering that the Eletrobras Executive Directors may be removed from office at any time by decision of the Shareholders Meeting, there is no how to think about the quantity of Directors and conditions about retirement

48

e) Conditions necessary for early retirement;

Considering that the Eletrobras Directors may be removed from office at any time by decision of the Shareholders Meeting, there is no how to think about the quantity of Directors and conditions about early retirement.

f) Updated amount of contributions accumulated in the pension plan until the end of the last fiscal year, contributions made directly by management’s members;

Fiscal Year ended on December, 31 2011	Board of Directors
423.435,26

g) total accumulated amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the management’s members;

Fiscal Year ended on December, 31 2011:	Executive Board
208.697,96

h) Whether the early redemption is possible or not, and on what conditions:

Pension plans have specific conditions and rules for early redemption; among them is the possibility of redemption only of part of the contributions made by the participants.

As an example, there is Article 27 of the Rules of the Eletrobras Defined Contribution plan:

 "The participant, by requiring the granting of the Monthly Income Benefit Program, may request that up to 25% (twenty five percent) of the initial value in the Global Individual Account be paid at once, with the consequent reduction in the balance to be received as a Monthly Income Benefit Program "(emphasis added).

The anticipation of receiving the retirement benefit cannot be interpreted as the Ransom function, since the option to redeem the accumulated balance can only be given during the shutdown of the participant's benefit plan to which it is linked.

If the participant is still bound to the plan, redemption should not be considered, because this right (to redeem up to 25% of reservation value of the participant) will only be granted if and only if, this same participant becomes assisted in that same act.

Finally, the anticipated receipt will include, necessarily, the total amount of accumulated balance, including the amounts contributed by the participants and the sponsor.

The cancellation of the registration of the participant, when the disruption of the established working relationship with the sponsor is severed, where the cancellation occurs before the participant could enjoy the benefit offered by the Monthly Income Plan, gives the right to the participant to redeem, in the form of a single payment or in installments, at the option of the participant, less the income tax due, and the participant is entitled cumulatively, to:

I - redeem the contributions of his own responsibility, and resources from portability, constituted in an open pension plan, as of the balances of Basic and Additional Participant accounts, and

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II - redeem by the balances of Basic Sponsor Accounts, corresponding to 1% (one percent) per month of linkage to the Plan, in a participant condition in the expiration date of the referred link, up to a maximum of 90% (ninety percent)

In the case of “self-sponsor” participant, the installments shed the benefits plan shall be understood in any situation, as the participant's contributions, being deducted from the referred contributions, the installments for the expenses of non-programmable and administrative benefits provided in the Funding Plan.

At the request of the participant, ELETROS can take the form of repayment installments, which may not exceed the period of twelve (12) months, focusing each month on the unpaid balance, financial update based on the rates of ERUs (Reference Unit Eletros - varies according to INPC)  variation and interest at 6% (six percent) per year. The portion of the balance of the Sponsor Basic Account, which is not subject to redemption, shall be accounted in the pension program, defining its use in the annual funding plan approved by the Government Council and based on actuarial demonstration.

The values from the portability to this plan, incorporated in a private pension open plan, administered by an open entity of supplementary pension plan or insurance company, will be registered as the participant's contributions, excluding these resources from charges of administrative costs at the time of entry, and providing to the referred contributor the redemption of ported values.

The values from the portability to this plan, constituted in the plan administered by the private pension entity will not be the object of redemption, and can only be ported to another supplementary pension plan, managed by a pension entity, open or closed, or converted to benefit in this plan.

The participant, who has his employment relationship severed, might choose to maintain his/her enrollment in the plan, since it is assumed, in addition to the normal contribution, the portion due by its sponsor, established in the current costing plan in the respective month.

13.11. Indication of the items in the table below, for the last three fiscal years, in relation to the Board of Directors, Executive Board and Fiscal Council:

2011 Year-End	Board of Directors	Executive Board	Fiscal Council
Number of members	9	6	4
Amount of the highest individual compensation (R$)	There is none*	There is none*	There is none*
Amount of the lowest individual compensation (R$)	There is none*	There is none*	There is none*
Average amount of the individual compensation (R$)

(*)Fee amount is identical for all Executive Board and Board of Directors and Fiscal Council.

2010 Year-End	Board of Directors	Executive Board	Tax Board
Number of members	9	6	4
Amount of the highest individual compensation (R$)	There is none*	There is none*	There is none*
Amount of the lowest individual compensation (R$)	There is none*	There is none*	There is none*
Average amount of the individual compensation (R$)	50.555,50	544.250,00	56.785,00

(*)Fee amount is identical for all Executive Board and Board of Directors and Fiscal Council.

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2009 Year-End	Board of Directors	Executive Board	Fiscal Council
Number of members	9	6	4
Amount of the highest individual compensation (R$)	There is none*	There is none*	There is none*
Amount of the lowest individual compensation (R$)	There is none*	There is none*	There is none*
Average amount of the individual compensation (R$)	40.470,50	513.933,60	45.195,49

(*)Fee amount is identical for all Executive Board and Board of Directors and Fiscal Council.

 13.12 - Describe contractual arrangements, insurance policies or other instruments that organize mechanisms for compensating or indemnifying management in the event of dismissal from the position or retirement, indicating the financial consequences to the issuer

There is none.

13.13 - Regarding the last 3 fiscal years, indicate the total compensation percentage of each body recognized in the issuer’s income statement related to the members of the Board of Directors, Executive Board or Fiscal Council that are parties related to, direct or indirect, controlling companies, as established by the accounting rules that address this matter

There is none.

13.14 - Regarding the last 3 fiscal years, indicate the amounts recognized in the issuer’s income statement as compensation paid to the members of the Board of Directors, Executive Board or Fiscal Council, grouped by body, for any reason other than the position they hold, for example, commissions and fees for consultancy and advisory services provided

There is none.

13.15 - Regarding the last 3 fiscal years, indicate the amounts recognized in the income statement of the direct or indirect controlling companies, companies under common control and subsidiaries of the issuer, as compensation paid to the members of the Issuer’s Board of Directors, Executive Board or Fiscal Council, grouped per body, specifying the reason why such amounts were paid.

There is none.

13.16 - Provide any other information that the issuer considers relevant

There is none.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.